                                                                      EXHIBIT 12

                               AVISTA CORPORATION

              Computation of Ratio of Earnings to Fixed Charges and
                         Preferred Dividend Requirements
                                  Consolidated
                             (Thousands of Dollars)

                                          12 Mos. Ended                Years Ended December 31
                                            June 30,       --------------------------------------------
                                              1999           1998        1997        1996        1995
                                          -------------    --------    --------    --------    --------
Fixed charges, as defined:
      Interest on long-term debt            $ 66,760       $ 66,218    $ 63,413    $ 60,256    $ 55,580
      Amortization of debt expense
        and premium - net                      1,605          2,859       2,862       2,998       3,441
      Interest portion of rentals              4,348          4,301       4,354       4,311       3,962
                                            --------       --------    --------    --------    --------
          Total fixed charges               $ 72,714       $ 73,378    $ 70,629    $ 67,565    $ 62,983
                                            ========       ========    ========    ========    ========
Earnings, as defined:
      Net income from continuing ops        $ 58,162       $ 78,139    $114,797    $ 83,453    $ 87,121
      Add (deduct):
        Income tax expense                    26,569         43,335      61,075      49,509      52,416
        Total fixed charges above             72,714         73,378      70,629      67,565      62,983
                                            --------       --------    --------    --------    --------
          Total earnings                    $157,445       $194,852    $246,501    $200,527    $202,520
                                            ========       ========    ========    ========    ========
Ratio of earnings to fixed charges              2.17           2.66        3.49        2.97        3.22

Fixed charges and preferred dividend
  requirements:
      Fixed charges above                   $ 72,714       $ 73,378    $ 70,629    $ 67,565    $ 62,983
      Preferred dividend requirements(2)      25,574         13,057       8,261      12,711      14,612
                                            --------       --------    --------    --------    --------
          Total                             $ 98,288       $ 86,435    $ 78,890    $ 80,276    $ 77,595
                                            ========       ========    ========    ========    ========
Ratio of earnings to fixed charges
  and preferred dividend requirements           1.60           2.25        3.12        2.50        2.61

(1) Preferred dividend requirements have been grossed up to their pre-tax level.